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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

B COMMUNICATIONS LTD.
(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 B COMMUNICATIONS LTD.

This Form 6-K contains (i) a press release related to the launch of our offering of $775,000,000 aggregate principal amount of Senior Secured Notes (the "Notes") and (ii) excerpts from sections of the preliminary offering memorandum for the Notes captioned "Presentation of Financial and Other Information," "Certain Definitions," "Forward Looking Statements," "Summary Consolidated Historical Financial Information and Other Data," "Risk Factors" and "Management's Discussion & Analysis of Financial Condition and Results of Operation," and the sections captioned "Defined Legal Authorities," "Subscriber, Market and Industry Data," "Selected Historical Financial Information," "Industry and Market Overview," "Description of Our Business," "Regulatory," "Management and Governance," "Principal Shareholders" and "Certain Relationships and Related Party Transactions."

The following exhibits are attached:

99.1	Press release: B Communications Announces Proposed Offering of $775,000,000 Aggregate Principal Amount of Senior Secured Notes.
99.2
Excerpts from sections of the preliminary offering memorandum for the Notes captioned "Presentation of Financial and Other Information," "Certain Definitions," "Forward Looking Statements," "Summary Consolidated Historical Financial Information and Other Data," "Risk Factors" and "Management's Discussion & Analysis of Financial Condition and Results of Operation," and the sections captioned "Defined Legal Authorities," "Subscriber, Market and Industry Data," "Selected Historical Financial Information," "Industry and Market Overview," "Description of Our Business," "Regulatory," "Management and Governance," "Principal Shareholders" and "Certain Relationships and Related Party Transactions."

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD. (Registrant)
By	/s/ DORON TURGEMAN Doron Turgeman Chief Executive Officer

Date: January 30, 2014

 EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press release: B Communications Announces Proposed Offering of $775,000,000 Aggregate Principal Amount of Senior Secured Notes.
99.2
Excerpts from sections of the preliminary offering memorandum for the Notes captioned "Presentation of Financial and Other Information," "Certain Definitions," "Forward Looking Statements," "Summary Consolidated Historical Financial Information and Other Data," "Risk Factors" and "Management's Discussion & Analysis of Financial Condition and Results of Operation," and the sections captioned "Defined Legal Authorities," "Subscriber, Market and Industry Data," "Selected Historical Financial Information," "Industry and Market Overview," "Description of Our Business," "Regulatory," "Management and Governance," "Principal Shareholders" and "Certain Relationships and Related Party Transactions."

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B COMMUNICATIONS LTD.
SIGNATURE
EXHIBIT INDEX